SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

June 27, 2007

By:  /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

INTERTAPE ANNOUNCES THAT NONE OF ITS DIRECTOR NOMINEES WILL SEEK RE-ELECTION IF ARRANGEMENT IS DEFEATED AND DISSIDENT NOMINEES ELECTED AS CURRENTLY PROPOSED

Board Reaffirms Support for Proposed Plan of Arrangement

Dissident has yet to articulate specific proposals that could reasonably be expected to create value for shareholders

Deadline to Deposit Proxy Further Extended to 4:30 EDT Today

Montreal, Quebec and Bradenton, Florida. June 27, 2007 – Intertape Polymer Group Inc. (NYSE: ITP; TSX: ITP.TO) (“IPG” or the “Company”) announced today that it has been advised by its nominated directors that they will not seek re-election if the Arrangement is defeated and the Dissident’s nominees are elected as currently proposed. The Board reaffirmed its support for the previously announced plan of arrangement (the “Arrangement”) involving the Company and an entity formed by Littlejohn Fund III, L.P., pursuant to which all of the outstanding common shares of the Company are to be acquired at a price of US$4.76 per share in cash as fully detailed in Intertape’s management information circular dated May 25, 2007.

The Board continues to recommend that shareholders vote in favour of the Arrangement, which is the result of an extensive, publicly disclosed, strategic review process that carefully considered all available options. In the course of this process, Intertape received and considered proposals for an en bloc sale, for the sale of a division and for a significant investment. Intertape also considered possible financing opportunities.

The Board recognizes that Intertape’s shareholders have a right to accept or reject the Board’s recommendation.

Board Composition

6789536 Canada Inc. (the “Dissident”) had originally proposed in its dissident proxy circular dated June 18, 2007 to replace all of the current members of the Board of Directors and is currently, in its dissident proxy circular as amended on June 21, 2007 (together, the “Dissident Circular”), proposing to nominate and cause the election of three directors to a six-person Board. The Dissident appears to assume that three incumbent directors – whom the Dissident was originally seeking to remove – will now agree to stand for election on this basis, and then continue to sit or be replaced.

Intertape has been advised that none of its nominated directors intend, for the reasons set forth below, intend to serve as directors of Intertape in the event the Arrangement is not approved by the Shareholders and the Dissident’s nominees are elected as currently proposed. The directors are concerned among other things with the absence of any clear plans or proposals by the Dissident, including with respect to future leadership of the Company.

No clear plans or proposals

Intertape and its Board continue to believe that the Dissident has failed to articulate specific proposals that could reasonably be expected to create value for shareholders and has failed to take appropriate action to address the concerns expressed by the Company with respect to the Dissident’s proposals and its disclosure in respect thereof. Among other things, the Dissident Circular alludes to a possible rights offering without indicating or addressing: (a) the size, terms, conditions, structure or timing of such a rights offering and the risk that such additional financing might not be available on a timely basis and on acceptable terms; (b) the consequences of raising additional capital, such as the potential highly dilutive effect on existing shareholders who do not make an additional investment in Intertape; (c) whether any of the Company's larger shareholders or other persons are willing to underwrite or backstop any such offering on acceptable terms; or (d) the fact that the Company is and would, even with a substantial rights offering, remain highly leveraged.

Covenants

In the event the Arrangement is not approved by the shareholders at the upcoming meeting the Company will have to review and consider the impact of that event, the Company’s recent financial performance and the transaction costs incurred, on the Company's ability to comply with the financial and other covenants under its principal credit facilities and may have to seek or obtain appropriate accommodations from its lenders with respect to such covenants.

Postponed Meeting

On June 25, 2007, as permitted by the interim order issued by the Superior Court of Quebec on May 24, 2007 (the “Interim Order”) Intertape announced it had postponed its Annual and Special Meeting of shareholders (the “Meeting”) to 4:30 p.m. (Montreal time) on Thursday June 28, 2007. The Meeting will be held at the Hotel Omni Mont Royal, 1050 Sherbrooke Street West, Montreal, Québec.

As a result of postponing the Meeting, the deadline for the deposit of proxy forms was (as provided by the interim order and Intertape’s management proxy circular) automatically extended to 4:30 p.m. (Montreal time) on June 26, 2007. The Company has further extended that delay to 4:30 p.m. today, as permitted by the Interim Order.

Intertape considers that each shareholder’s vote is important regardless of the number of shares owned and encourages all shareholders to vote if they have not already done so.

Safe Harbour Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, the anticipated negative impacts on the Company if the Dissident's proposals and requests were to be implemented, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

FOR FURTHER INFORMATION CONTACT:

For Intertape Contact:

Rick Leckner

MaisonBrison

(514) 731-0000